SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
August 12, 2026

Ryanair Holdings plc
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at Ryanair Trident Building, Airside Business Park, Swords, Co. Dublin, K67 R8X2, Ireland on Thursday 10 September, 2026 at 9.00 a.m. (Irish time) (the "AGM").

The Letter from the Chairman, notice of the AGM (the "Notice") and a Form of Proxy are being posted to shareholders and have been posted on the Company's website today. In addition, the Annual Report and Financial Statements for the financial year ended March 31, 2026 are available to view on the Company's website, https://investor.ryanair.com/.

Any relevant updates regarding the AGM, including any changes to the arrangements outlined in the Notice, will be announced via a Regulatory Information Service and will be available on https://investor.ryanair.com/.

For further information, please contact:

Ryanair Holdings plc, Jamie Donovan, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 August, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary